

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Trecia Canty
Senior Vice President, General Counsel and Secretary
PBF Logistics LP
One Sylvan Way
Second Floor
Parsippany, NJ 07054

      Re: PBF Logistics LP
           Registration Statement on Form S-3
           Filed September 17, 2021
           File No. 333-259629

Dear Ms. Canty:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: Philip Haines